U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-11519
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CUSIP NUMBER: 090324 10 4
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(Check One):

         [ ]Form 10-K and Form 10-KSB
         [ ]Form 20-F
         [ ] Form 11-K
         [X]Form 10-Q and Form 10-QSB
         [ ]Form N-SAR
For Period Ended: September 30, 2000

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
For the Transition Period Ended:

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    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

               Nothing in this  form  shall be  construed  to imply
                   that  the   Commission   has   verified  any
                           information contained herein.
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        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         PART I - REGISTRANT INFORMATION

Full Name of Registrant: Bindley Western Industries, Inc.
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Former Name if Applicable: N/A
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Address of Principal Executive Office (Street and Number): 8909 Purdue Road
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City, State and Zip Code: Indianapolis, IN 46268
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                        PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [P. 23,047], the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (P. 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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
                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (P. 72,439), effective August 13, 1992, 57 F.R. 36442.]
                         (Attach Extra Sheets if Needed)

         As previously reported, the Company acquired Central Pharmacies Services, Inc. ("CPSI") on August 31, 1999 in a transaction accounted for as a pooling of interests. The Company has been advised by its independent accountants that a cash dividend paid to preferred shareholders of CPSI immediately prior to the acquisition may have made pooling treatment unavailable. The Company intends to restate its financial statements to account for the CPSI acquisition under the purchase method of accounting. The Company does not believe that it is possible or appropriate to file any portion of the quarterly report on Form 10-Q at this time. The Company intends to file its Form 10-Q on or before November 20, 2000.

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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Thomas J. Salentine                         (317)             704-4154
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         (Name)                              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                   [X]Yes [ ]No
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(3)     Is it anticipated  that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [X]Yes [ ]No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As explained above, the Company intends to restate its financial statements for 1997, 1998, 1999 and the first two quarters of 2000 to account for the CPSI acquisition using the purchase method of accounting. The Company expects that the restatement would result in the recording of a purchase price for the transaction which has not yet been finally determined and an annual non-cash charge to earnings, reflecting the amortization of goodwill and other intangible assets associated with the transaction. In addition, the operations of CPSI prior to the date of acquisition would be eliminated from the Company's previously reported financial statements.



                        Bindley Western Industries, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     November 14, 2000                By:  /s/ Thomas J. Salentine
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                                    Name:    Thomas J. Salentine
                                   Title:    Executive Vice President
                                           (Principal Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.